February 8, 20111

United States Securities and Exchange
Commission
100 F Street NE
Washington, DC 20549

Attn:  John Dana Brown
          Attorney-Advisor

                      RE:  Wilder Filing, Inc.
         Amendment No. 3 to Form 10
         Filed January 12, 2011
         File No. 000-53876

Dear Mr. Brown:

We are in receipt of your letter dated January 25, 2011 and would like to respond as follows:

General

1.	We have contacted the IRS to request a termination of the S corporation election for Wilder Filing, Inc. effective January 1, 2011.

Liquidity and Capital Resources, page 9

2.
We have revised disclosure to clarify that the company expects that it will need to raise funds within the next twelve months for advertising, the costs of being a public company and to comply with interactive data filing requirements.  We confirm that we estimate it will cost approximately $25,000 per year to comply with Exchange Act reporting requirements.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 13

3.
The company’s S corporation distributions were a form of compensation to its three directors.  There are no agreements between any stockholders regarding the amount or proportion of S corporation distributions to be paid.

Thank you.

Very truly yours,
/s/
Joel Schonfeld